Exhibit 99.1

Alibaba Group Announces Terms of Share Purchase from SoftBank Group

Hangzhou, China, June 2, 2016 — Alibaba Group Holding Limited (NYSE: BABA) today announced the terms of its previously announced purchase of Alibaba Group ordinary shares from SoftBank Group. Alibaba Group has agreed to purchase 27,027,027 Alibaba ordinary shares from SoftBank Group at US$74.00 per share for an aggregate of US$2 billion. Members of the Alibaba Partnership, acting collectively, have also agreed to purchase 5,405,405 Alibaba ordinary shares from SoftBank Group at the same price per share for an aggregate of US$400 million.

In conjunction with these transactions, SoftBank Group agreed to separate private placements of Alibaba ordinary shares in the amounts of US$500 million to Gamlight Pte Ltd, a wholly owned subsidiary of GIC Private Limited, and US$500 million to Aranda Investments Pte. Ltd., a wholly owned subsidiary of Temasek Holdings (Private) Limited. The private placements to GIC and Aranda are also at US$74.00 per share.

The sales to members of the Alibaba Partnership, GIC and Aranda were made pursuant to an exemption from registration under the U.S. Securities Act, and the shares would be eligible for resale under Rule 144 following a 6-month holding period (subject, in the case of shares held by affiliates, to additional restrictions under Rule 144).

These transactions were made in conjunction with SoftBank Group’s announced US$5.5 billion offering of mandatory exchangeable trust securities (METS) that are exchangeable into Alibaba American depository shares (ADSs) in three years. In connection with the offering, SoftBank has agreed to lock-up period of 180 days for its remaining Alibaba shares. The lock-up is subject to exceptions for conversions of Alibaba Group ordinary shares into or out of ADSs, mergers, changes in control or restructurings of Alibaba Group or SoftBank Group, tender offers for Alibaba Shares, internal transfers not for value, pledges in connection with financing transactions, and the establishment of a 10b5-1 trading plan (provided that no sales or transfers occur during the lock-up period), and the sales contemplated by the METS offering and purchases by Alibaba Group, members of the Alibaba Partnership and private placement investors described above.

The purchases are subject to certain closing conditions, including the closing of the METS offering. Upon closing, the number of Alibaba Group ordinary shares outstanding will be reduced by the 27,027,027 shares it is purchasing.

Conference Call

Alibaba Group’s management will host a conference call to discuss these transactions at 6:30 p.m. U.S. Eastern Time on Wednesday, June 1, 2016 (6:30 a.m. Hong Kong Time on Thursday, June 2, 2016).

Details of the conference call are as follows:

U.S.: +1 855 631 5368

International: +1 330 863 3283

U.K.: +44 203 107 0289

Hong Kong: +852 3011 4522

Conference ID: 24802429

A live webcast will be available at http://www.alibabagroup.com/en/ir/newsevents. An archived webcast will be available through the same link following the call.

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Investor Contacts

Grace Wong

Alibaba Group

investor@alibabagroup.com

Media Contacts

Robert Christie Alibaba Group bob.christie@alibaba-inc.com	Haili Cao Alibaba Group haili.chl@alibaba-inc.com